[EXHIBIT (a)(18)]
May 15, 2009 — Last Day (Offer Expiration Date)
     Today is the last day to elect to exchange your eligible old options as part of the Mindspeed Technologies, Inc. Offer to Exchange Certain Outstanding Options for New Stock Option Grants (referred to as the “Offer to Exchange”). The Offer to Exchange will expire at 9:00 p.m., Pacific Time, today, May 15, 2009.
     If you would like to participate in this offer, you must properly complete and deliver to us an election to participate on the Election Form before 9:00 p.m., Pacific Time, today, May 15, 2009. The Election Form may be completed on our Intranet site at http://www.mindspeed.com/web/intranet/hr/soe.jsp or can be delivered by e-mail (via PDF or similar imaged document file) to stock.admin@mindspeed.com.
     Only elections that are complete and actually received by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them by e-mail to stock.admin@mindspeed.com.
     We are sending this e-mail to you to notify you of the final exchange ratios and the exercise price of new options. Below is a table that you can use to calculate the number of shares that would be subject to each new option compared to the number of shares subject to your eligible old options based on the final exchange ratios.
Final Exchange Ratios Applicable to Eligible Old Options.
     Utilizing the Black-Scholes value of the new options and eligible old options determined based on a per share stock price of $1.70, which was the closing price of our common stock on May 15, 2009, the final exchange ratios applicable to eligible old options granted under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan and the Mindspeed Technologies, Inc. 2003 Stock Option Plan are as follows:

Eligible Old Option
Exercise Prices	Shares Subject to New Option Compared to Shares Subject to Exchanged Old Option(1)
$4.77 - $5.95	One (1) share subject to the new option for every 2.75 shares subject to the exchanged old option.
$6.05 - $7.45	One (1) share subject to the new option for every 2.00 shares subject to the exchanged old option.
$8.25 - $8.95	One (1) share subject to the new option for every 1.75 shares subject to the exchanged old option.
$9.00 - $9.75	One (1) share subject to the new option for every 2.00 shares subject to the exchanged old option.
$10.00 - $10.95	One (1) share subject to the new option for every 2.00 shares subject to the exchanged old option.
$11.05 - $12.45	One (1) share subject to the new option for every 3.50 shares subject to the exchanged old option.
$12.60 - $13.55	One (1) share subject to the new option for every 4.50 shares subject to the exchanged old option.
$14.75 - $15.85	One (1) share subject to the new option for every 3.00 shares subject to the exchanged old option.
$16.00 - $16.85	One (1) share subject to the new option for every 3.75 shares subject to the exchanged old option.
$17.25 - $19.90	One (1) share subject to the new option for every 3.00 shares subject to the exchanged old option.
$21.25 - $25.25	One (1) share subject to the new option for every 7.50 shares subject to the exchanged old option.
$32.20 - $38.50	One (1) share subject to the new option for every 9.75 shares subject to the exchanged old option.
$47.50 - $49.45	One (1) share subject to the new option for every 18.00 shares subject to the exchanged old option.

(1)	If application of the applicable exchange ratio to a particular new option to be granted in exchange for an old option tendered results in a fractional share, the number of shares underlying the new option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.
Exercise Price.
     The new options will be granted with an exercise price equal to $1.70, which was the closing price of our common stock today, May 15, 2009.
This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the Offer to Exchange and the related Election Form attached hereto. Today, May 15, 2009, we are filing an amended Schedule TO that further clarifies the timing of the grant of new options and the application of the exchange ratios under the Offer to Exchange, among other things. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Mindspeed’s website at www.mindspeed.com or on Mindspeed’s Intranet site at http://www.mindspeed.com/web/intranet/hr/soe.jsp.